FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒              Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐              No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-               ]

PRESS RELEASE

NATIONAL BANK’S ANNUAL GENERAL MEETING HELD TODAY

The Annual General Meeting of National Bank of Greece was held today, 17 May 2005 at Megaro Mela. Present were Mr Panos Panagiotopoulos, Minister of Employment, chairmen of other banks and organizations and a significant number of shareholders.

In his speech, Mr Takis Arapoglou, National Bank’s Chairman and CEO referred to the Bank’s course and analyzed the management priorities for the Group’s future growth and modernization.

The General Meeting adopted the following resolutions:

1. Approved, the Audited annual financial statements for the financial year 2004, as drawn up and published by the Bank’s Board of Directors.

2. Decided the payment of a € 0.60 dividend per share for the financial year 2004, payable within the time limits provided by law. Entitled to the dividend are the holders of Bank’s shares as at the closing of the Athens Stock Exchange session of 17 May 2005. As from Wednesday, 18 May 2005 the Bank’s shares shall be traded ex-2004 dividend.

3. Discharged the members of the Board of Directors and the Auditors of National Bank of Greece from any liability for indemnity for the year 2004.

4. Approved the remuneration received by the previous management, the present CEO and Deputy CEO and all members of the Bank’s Board of Directors for the year 2004 and pre-approved the remuneration for the current management and the members of the Board of Directors for the year 2005.

5. Pre-approved the remuneration of the non-executive members of the Board of Directors, participating in the Audit, Corporate Governance and Human Resources Committees for the year 2005.

6. Approved the participation of the Bank Directors, General Managers and Managers in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Companies’ Act 2190/1920, Article 23, par. 1).

7.   Elected auditors for the audit of the annual, semi-annual and consolidated financial statements of the Bank and its Group for the year 2005 from certified auditors Deloitte, Hatzipavlou, Sofianos and Cambanis S.A.

8.   Approved a buy-back program of Bank own shares pursuant to Article 16, par. 5 et seq. of Companies’ Act 2190/1920, according to which the Bank may purchase own shares up to 5% of its total number of shares, at a price between €4.5 and  €37 per share during the period from 1 June 2005 to 15 May 2006.

9.   Determined as independent, non-executive members of NBG’s Board of Directors H. E. the Metropolitan of Ioannina Theoklitos and Messrs Stefanos Vavalidis, Dimitrios Daskalopoulos, Nikolaos Efthymiou, George Lanaras, Stefanos Pantzopoulos, Konstantinos Pylarinos and Drakoulis Fountoukakos-Kyriakakos, further to Messrs Ioannis Vartholomeos and Ploutarchos Sakellaris.

Discussion and decision making on the 10th item of the Agenda (regarding the approval of a stock-options program for the Board’s executive members and the members of management and staff of the Bank and its affiliated companies as per Companies’ Act 2190/1920 Article 13 par.9, as amended) was postponed, due to lack of quorum. A repeat General Meeting for this item will be held on 3 June 2005, following the Board of Directors’ decision.

Athens, 17 May 2005

SUPPLEMENTARY PRESS RELEASE

Payment of 2004 dividend

National Bank of Greece announces that the date set for the payment of dividend for the year 2004 is 30 June 2005.

Athens, 17 May 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 17th May , 2005

Chairman - Chief Executive Officer